File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

April 27, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on April 27, 2005, the following messages.

- Bridgestone to Build Fourth Tire Plant in China

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Bridgestone to Build Fourth Tire Plant in China

Plant will produce radial tires for trucks and buses in Huizhou, Guangdong

Tokyo (April 27, 2005)—Bridgestone Corporation announced plans today to build a plant in the city of Huizhou in China's Guangdong Province to produce radial tires for trucks and buses. The plant, scheduled to begin operation in January 2007, will be the company's fourth tire plant in China. Bridgestone produces passenger car tires at plants in Wuxi and Tianjin and truck and bus tires at a plant in Shenyang. Investment in the Huizhou construction project will total about $300 million, according to the announcement.

The new tire plant will operate as Bridgestone (Huizhou) Tire Co., Ltd., a wholly owned subsidiary of Bridgestone Corporation established on April 22. Bridgestone's plans call for the plant's production capacity to reach 5,000 tires a day in the first half of 2009. Management expects the plant to make Bridgestone even more responsive in supplying high-quality tires to serve fast-growing Chinese demand.

Bridgestone's Huizhou plant will be the 50th plant in the company's global production network for tires, which spans 23 nations. Those 50 plants include two new plants for producing passenger car and light truck tires in Brazil and Mexico, which are now under construction.

Bridgestone (Huizhou) Tire Co., Ltd.

Representative	Shigeyuki Tominaga, President
Capitalization	$105 million
Ownership	Bridgestone Corporation 100%
Establishment	April 22, 2005
Plant	
Location	Huizhou, Guangdong Province, China
Start of production	January 2007
Site	About 48 hectares
Products	Radial tires for trucks and buses
Total investment	About $300 million
Production capacity	About 5,000 tires a day in the first half of 2009
Employees	About 1,000 in the first half of 2009

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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